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                                                                    EXHIBIT 23.3



                    Consent of KPMG LLP, Independent Auditors




The Board of Directors
Foveon, Inc.:

We consent to the use of our report dated August 31, 2000 on the balance sheets of Foveon, Inc. (a development stage enterprise) as of July 1, 2000 and July 2, 1999, and the related statements of operations, redeemable convertible preferred stock and shareholders' deficit, and cash flows for the years then ended and for the period from July 9, 1997 (inception) to July 1, 2000, in Amendment No. 1 to the registration statement on Form S-1 of Synaptics Incorporated filed on or about August 16, 2001, and to the reference to our firm under the heading "Experts" in the prospectus.



                                            /s/  KPMG LLP


Mountain View, California
August 16, 2001